UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934

(Amendment No. 2)

Riviana Foods Inc.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.
EBRO PULEVA S.A.
HERBA FOODS S.L.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

769536103
(CUSIP Number of Class of Securities)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44 (0)20 7456 6000

CALCULATION OF FILING FEE

Transaction Valuation(1) $403,334,945	Amount of Filing Fee(2) $51,103

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 14,529,823 shares of common stock of Riviana Foods Inc. (“Riviana”) outstanding as of July 23, 2004 and (ii) in-the-money exercisable options to purchase an aggregate of 1,133,670 shares of common stock of Riviana as of July 23, 2004 at a purchase price of $25.75 per share. The calculation of the filing fee is based upon Riviana’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of July 23, 2004.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,103
Filing Party: Ebro Puleva Partners G.P., Ebro Puleva S.A. and Herba Foods S.L.
Form or Registration No.: Schedule TO
Date Filed: July 30, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2004 (as amended by Amendment No. 1 filed with the Commission on August 11, 2004, the “Schedule TO”) by Ebro Puleva Partners G.P. (“Ebro Puleva Partners”), a Delaware general partnership, and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Ebro Puleva”), a sociedad anónima organized under the laws of Spain, Ebro Puleva and Herba Foods S.L., a sociedad limitada organized under the laws of Spain, relating to the offer by Ebro Puleva Partners to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Riviana Foods Inc., a Delaware corporation, at a purchase price of $25.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 1. Summary Term Sheet

The second sentence of the question entitled “SUMMARY TERM SHEET — If I accept the offer, when will I get paid?” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

“Such checks will be mailed out promptly by the Depositary following our acceptance of properly tendered shares in the offer.”

Item 3. Identity and Background of Filing Person

     The fifth, sixth and seventh paragraphs of the subsection entitled “THE TENDER OFFER — Section 9 — Certain Information Concerning Purchaser, Parent and Other Persons; General Information” of the Offer to Purchase incorporated by reference in the Schedule TO are hereby amended to read as follows:

     “S&B Herba Foods Limited. Effective March 29, 2004, Riviana and Parent formed S&B Herba Foods Limited (“S&BHF”) in the United Kingdom through the combination of Stevens & Brotherton Ltd. (“S&B”), Riviana’s UK subsidiary formed in 1919, and Joseph Heap & Sons, Ltd. (“Heap”), a U.K. subsidiary of the Parent formed in 1982. S&BHF is owned 49% by Riviana and 51% by Parent. S&BHF distributes branded and private label rice, dried fruit and other food products in the U.K. Heap is a rice flour milling company that markets and distributes branded and private label rice and supplies rice flour and bulk rice to industrial customers in the U.K. On the formation date, S&BHF was valued by Riviana and Parent at approximately $29 million. The net sales of S&BHF for the period from March 29, 2004 to June 30, 2004 were approximately €27.7 million.

     Boost Nutrition C.V. Riviana and Parent jointly operate in the continental European rice market through their interests in Boost Nutrition C.V. and its subsidiary Euryza Reis GmbH in Germany (collectively, “Boost”). Boost commenced operations in 1991 and is owned 49% by N&C Boost N.V. (“N&C”), a Belgian subsidiary of Riviana, and 51% by the Parent. Boost distributes rice products in Belgium, Denmark, France, Germany and Eastern Europe. The net sales for Boost for the period from January 1, 2004 to June 30, 2004 were approximately €69.5 million.

     Herto N.V. N&C and Parent each own a one-third interest in Herto, a European rice cake manufacturer based in Belgium. The third shareholder in Herto is an Australian co-operative of ricegrowers. Herto was formed in 1992 and distributes its products in Belgium, Germany and in the U.K. The net sales for Herto for the period from January 1, 2004 to June 30, 2004 were approximately €10.5 million.”

Item 4. Terms of the Transaction

1. The first sentence of the first paragraph of the subsection entitled “THE TENDER OFFER — Section 1 — Terms of the Offer; Expiration Date” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer prior to the Expiration Date (including, if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and thereby purchase all Shares validly tendered prior to the Expiration Date, in accordance with the procedures described in Section 2 — “Procedures for Accepting the Offer and Tender Shares; Valid Tender of Shares” of this Offer to Purchase, and not properly withdrawn, in accordance with the procedures described in Section 3 — “Withdrawal Rights” below.”

2. The third sentence of the last paragraph entitled “Determination of Validity” of the subsection entitled “THE TENDER OFFER — Section 2 — Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “Purchaser also reserves the absolute right (subject to the provisions of the Merger Agreement) to waive any defect or irregularity in any tender of Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders.”

3. The third sentence of the third paragraph of the subsection entitled “THE TENDER OFFER — Section 4 — Acceptance for Payment and Payment for Shares” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer due to the pendency of necessary regulatory or governmental filings, authorizations, approvals or orders, the need to comply with applicable laws or for other reasons, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are set forth in Section 1 — “Terms of the Offer; Expiration Date” and Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase) (but subject to compliance with Rule 14e-1(c) under the Exchange Act which provides that a bidder must pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3 — “Withdrawal Rights” of this Offer to Purchase.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

1. The third sentence of the sixth paragraph entitled “Background of the Offer” of the subsection entitled “THE TENDER OFFER — Section 10 — Background of the Offer; Contacts with Riviana” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “Representatives of Goldman Sachs then discussed various strategic alternatives available to Riviana, including the sale of the entire Riviana, sale of selected subsidiaries of Riviana, a recapitalization or leveraged transaction, public market equity alternatives and the alternative of remaining independent and continuing to execute Riviana's business plan.”

2. The sixteenth paragraph entitled “Background of the Offer” of the subsection entitled “THE TENDER OFFER — Section 10 — Background of the Offer; Contacts with Riviana” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “The first operative meeting of the representatives of Parent and Riviana and their legal and financial advisors was held at Bear Stearns’ offices in New York City on July 6, 2004. At such meeting, the parties further discussed the purchase price and determined a price of $25.75 per Share, rather than a price of $25.00 per Share plus a $0.75 special dividend, would be a clearer indication of value for the Shares and, in Riviana’s view, in the best interests of the Stockholders of Riviana. In addition, such discussions included the timing of the draft merger agreement to be delivered by Riviana’s legal counsel, the Stockholders who would be subject to the Stockholder Agreements, Riviana’s process to approve a transaction once agreed upon, due diligence of Riviana and its subsidiaries and the timing of the Parent’s investigation; the timing of the Offer, Parent’s financing plans and the treatment of the options to purchase Riviana’s Shares in the Offer. At such meeting the parties also discussed the termination fee under the Merger Agreement and agreed to further consult with their financial advisors. Having agreed in principle to the purchase price, subject to negotiation of definitive documentation, the parties agreed to pursue negotiation of the proposed transaction, including a definitive merger agreement, at a price of $25.75 per Share. At such meeting the parties also agreed to a detailed time schedule pursuant to which the Offer would be launched by the end of July 2004.”

3. The second sentence of the eighteenth paragraph entitled “Background of the Offer” of the subsection entitled “THE TENDER OFFER — Section 10 — Background of the Offer; Contacts with Riviana” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “During this period, legal and financial representatives of Parent and Riviana and their respective advisors also negotiated all aspects of the proposed transaction and the Merger Agreement. In particular, during the week of July 12th, Bear Stearns and Goldman Sachs had ongoing discussions concerning the termination fee under the Merger Agreement and briefed their respective clients. During this period, the parties also discussed the Minimum Condition and Mr. Hanks indicated to Messrs. Hernández and Carbó that Riviana would be willing to agree to a Minimum Condition of 66 2/3% (rather than a majority) if Parent would agree to a termination fee of $3 million. On July 16, 2004 Mr. Carbó sent an e-mail to Mr. Hanks indicating that this proposal would be acceptable to Parent. However, the parties continued to discuss, until July 22, 2004, whether Parent would have the unilateral right to reduce the Minimum Condition to a majority. Following discussions between Messrs. Carbó and Hanks, the parties agreed that Parent would only be entitled to lower the Minimum Condition to a majority with Riviana’s consent; provided that in certain circumstances, if such consent were not given, Parent would have the right to terminate the Merger Agreement and recover its expenses up the amount of the termination fee. In addition, between July 7, 2004 and July 22, 2004, the parties negotiated the other terms of the Merger Agreement including the representations, warranties, covenants and conditions as well as the standard for a material adverse effect, the timing of, and the timing for extensions of, the Offer, the cashout of the options to purchase Riviana Shares in the Offer, the indemnification of Riviana’s officers and directors and the fiduciary duty related termination provisions of the Merger Agreement all as further described below in Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements.”

Item 11. Additional Information

     The last paragraph of the subsection entitled “THE TENDER OFFER — Section 15 — Certain Conditions of the Offer” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “The foregoing conditions are for the sole benefit of the Parent or the Purchaser and (except for the Minimum Condition and the Antitrust Condition) may be waived by the Parent or the Purchaser in whole or in part at any time and from time to time, in their sole discretion prior to the Expiration Date if not earlier satisfied, subject to the terms of the Merger Agreement.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBRO PULEVA PARTNERS G.P.

By:	EBRO PULEVA S.A.,
its General Partner

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name:	Antonio Hernández Callejas
Title:	Chief Executive Officer

EBRO PULEVA S.A.

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name:	Antonio Hernández Callejas
Title:	Chief Executive Officer

HERBA FOODS S.L.

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name:	Antonio Hernández Callejas
Title:	Director

Dated: August 13, 2004